SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For February 2, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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                         CNOOC LIMITED TARGETED 19% YOY
                    PRODUCTION GROWTH OFFSHORE CHINA IN 2005

(Hong Kong, February 2, 2005) - CNOOC Limited (NYSE: CEO, SEHK: 883, "CNOOC Limited" or the "Company") today announced its business strategy and development plan for 2005.

CNOOC Limited's net production volume offshore China targeted for 2005 is approximately 141-146 million BOE (barrels of oil equivalent), approximately a 19% year-on-year increase over 118-123 million BOE in 2004. Its Indonesian unit is expected to report a net entitlement volume of approximately 19 million BOE (at WTI US$27.4/bbl).

Year 2005 will be a significant year for CNOOC Limited in terms of production growth. Sixteen projects now under development are expected to come on stream between 2005 and 2006, of which nine are expected to be completed in 2005, the largest number of wells planned for completion in a given year in the Company's history. The Company's 2005 capital budget supports the growth as capital expenditure for development activities is budgeted at approximately US$2200 million, representing a 33% year-on-year increase. The capital expenditure for exploration activities is expected to remain at the level of approximately US$260 million. The exploration program will focus on new exploration plays, including deepwater prospects offshore China, targeting to achieve a reserve replacement ratio of approximately 150%.

CNOOC Limited is committed to maintain its all-in production costs in the top quartile among global peers albeit recent global trend of increasing upstream cost and "over-heating" of the Chinese economy. "We will continue to maintain our competitive cost structure and take all necessary measures to ease the upward pressure," commented Yang Hua, the CFO and Senior Vice President of the Company.

The Company will further implement its natural gas strategy and be the leading gas supplier in coastal China. Expected completion of acquisition of Gorgon equity interests, together with the Tangguh acquisition and the NWS acquisition, will further secure LNG supply with natural gas production increase. The Company's grip on China's pioneer LNG projects could further strengthen its leadership in LNG imports and its dominance in coastal China natural gas market.

"CNOOC Limited's sustainable growth platform remains stable. We will continue to focus on production and reserves growth, maintaining competitive cost structure, and implementing our natural gas strategy. The management continues to be confident of the growing future of the Company," commented Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company.



Ends

Notes to Editors:

CNOOC LIMITED - BACKGROUND


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Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO)
is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore crude oil producers in Indonesia.



The Company has about 2,447 employees.




CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.



                                  *** *** ***


This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                 *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei


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Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited


                                       By:  /s/ Cao Yunshi
                                            -----------------------------
                                            Name:  Cao Yunshi
                                            Title:  Company Secretary

Dated:  February 2, 2005